December 16, 2005




VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

         Re:    ThermoRetec Corporation
                Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 33-92030)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), ThermoRetec Corporation (the "Registrant") hereby respectfully requests withdrawal of its Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 33-92030) (the "Amendment"), filed with the Securities and Exchange Commission (the "Commission") on September 28, 1998.

         The Registrant is making this request, at the request of the Commission's Staff, because the Amendment is no longer necessary. No securities were sold in connection with the amendment that is the subject of this request for withdrawal. Accordingly, the Registrant respectfully requests the Commission to consent to the withdrawal of such Amendment pursuant to Rule 477 of the Securities Act.

         Please address any questions you may have regarding this matter to Sharon Schlesinger at 781-622-1142.

         Thank you for your assistance.

                                        Thermo Securities Corporation,
                                        as successor to Thermo Retec Corporation by merger


                                        By:     /s/ Seth H. Hoogasian
                                                -------------------------------
                                        Name:   Seth H. Hoogasian
                                        Title:  President and Secretary